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                                                                    Exhibit b(4)

                                CREDIT AGREEMENT




BETWEEN THE UNDERSIGNED:


The company PUBLICIS SA, a joint stock corporation having a board of directors and of supervision, and a share capital of FF 201,528,125, entered in the Commercial and Company Register of PARIS under No. 542 080 601 and whose head office is in PARIS, 133 Champs Elysees, represented by Mr. Jean-Paul MORIN in his capacity as secretary general [company secretary] acting by virtue of the powers conferred on him on April 7, 1997 (a certified copy of which is attached to the present agreement)

                                   (hereinafter referred to as the "Borrower")
                                                               OF THE ONE PART


BANQUE FRANCAISE DU COMMERCE EXTERIEUR, a company having a share capital of FF
2.1 billion and its head office in Paris 75009, 21 Boulevard Haussmann, represented by Mr. Claude KLEIN, Manager of the Communications and Culture Section, and Mr. Vincent



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LAURAS, duly authorized representative, acting by virtue of the powers conferred on him by the resolution of January 10, 1997 and following the deliberations of the Board of Directors of February 26, 1996


                                           (hereinafter referred to as "BFCE")
                                                                    OF THE OTHER


THE FOLLOWING IS CONCLUDED AND AGREED:


ARTICLE 1 - EXTENSION OF CREDIT:

BFCE, upon application from the Borrower, has agreed to place at his disposal, under the following conditions, a loan (hereinafter referred to as the "Loan") for a maximum amount of FF 100,000,000 (one hundred million French francs) or its countervalue in foreign currency.


ARTICLE 2 - TERM OF THE CREDIT:

The Loan is granted for a term of 364 days from the date of execution of the present agreement.



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ARTICLE 3 - APPLICATIONS OF FUNDS

The Loan constituting the subject of the present agreement may be used in tranche drawdown amounts in French Francs or in foreign currency within the limit of the amount available.

Each tranche shall be subject to prior notice to BFCE,

2 working days before drawdown date if in French Francs

3 working days before drawdown date if in foreign currency.

Such prior notice shall include:

-     intended drawdown date
-     desired term for tranche
-     currency (French Francs or foreign currency) selected
-     amount of tranche.

Each tranche shall be for an amount between FF 10,000,000 and FF 100,000,000 or its countervalue in foreign currency, and for a duration of 1, 2, 3 or 6 months.

The first and last day of any tranche must be working days for the French [currency] market for tranches in French Francs and for both the French market and that of the selected currency in the



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event of a foreign currency tranche.

No tranche may have a maturity date beyond the final maturity date of the Loan.

Drawdowns shall be repaid at their respective maturities in the same currency (French Francs or foreign currency) in which they were [originally] denominated.

Any foreign currency amount not repaid at its normal or early maturity shall be converted to French Francs at the exchange rate for the relevant currency on the date of conversion.

Conditions precedent for each utilization:

The Borrower may not request utilization in any of the following cases:

- occurrence of any event likely to result in an early maturity of the Loan;

- occurrence of any material event having an unfavorable determining effect on the Borrower

- if any of the statements made by the Borrower in these presents should prove inaccurate.


ARTICLE 4 - REPAYMENT - AMOUNT AVAILABLE:


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The present credit shall be repaid in its entirety at the time of its maturity at latest 364 days after execution of the present agreement.


ARTICLE 5:  INTEREST:

The drawdowns made by the Borrower in utilization of the present Loan commitment shall bear interest at the Borrower's choice in accordance with one of the following options:

French Franc Tranches:

Interest shall be calculated prorata temporis on the basis of PIBOR (Paris InterBank Offered Rate) (French acronym: TIOP) reserved for the term of the tranche such as published on the working day prior to the drawdown at 11:00 a.m. and increased by 0.1% per annum. Interest shall be payable on the last day of the term of the tranche for terms of less than 90 days, at the end of each civil [calendar] quarter and on the last date of the term of the tranche for those with maturities over 90 days.

Foreign currency tranches

Foreign currency tranches shall bear interest prorata temporis on the basis of LIBOR (London InterBank Offered Rate) reserved for the term of the tranche and in the selected currency 2



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working days before the date of the drawdown increased by a margin of 0.10% per annum.

BFCE shall define the rate thus applicable and immediately inform the Borrower thereof. Once accepted, such rate shall be final and mandatory for the latter.

Interest shall be payable in the currency of the tranche in question at its maturity except for tranches having a term of over 90 days in which case it shall be paid at the end of each civil [calendar] quarter and on the last date of the term of the tranche in question.


Market dysfunctions - unavailability of foreign currency

If, by reason of a dysfunction of the international interbank market before the date of availability or rollover of a tranche BFCE should not have been able to determine an interest rate or to obtain on the said market deposits in the relevant currency for the period of the term, BFCE shall immediately advise the Borrower of such occurrence.

The parties shall then engage in negotiation in order to achieve agreement on a procedure to overcome the difficulties encountered. Such negotiation shall take place at the latest on the 30th day following the date in question.

No drawdowns in the relevant currency may be made during the term of the negotiation, nor



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thereafter if the negotiation should not succeed. In that event, the Borrower shall compensate BFCE, on the basis of its vouchers and documentation, for any costs or losses it should have suffered as a result.

Joint provisions for drawdowns in French Francs and foreign currency-Regulations
- Global Effective Rate

- For any tranche term, interest shall be calculated on the basis of the exact number of days elapsed and of a 360 day year (365 days in the case of Pound Sterling tranches).

- Each tranche rollover shall be considered to be a new tranche and the declarations made by the Borrower in these presents shall be considered to have been reiterated upon the occasion of each new drawdown or rollover.

- The conditions for BFCE's remuneration are set as a function of the regulations in effect on the date of execution of these presents.

In the event that these regulations should undergo any change having a direct or indirect unfavorable incidence on BFCE's remuneration, the latter shall immediately advise the Borrower of such event. BFCE and the Borrower shall then engage in negotiation with a view to concluding, within thirty days following the advice sent by BFCE, an arrangement regarding an approach to the new situation.

Notwithstanding any provisions to the contrary in the agreement, no new funds shall be available



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from BFCE during the term of the negotiation, nor thereafter if the negotiation should not succeed.

In the latter case the Borrower shall repay all tranches outstanding at the time and pay at the same time, on the basis of documentation, the sum necessary in order fully to compensate the reduction in net remuneration suffered by BFCE.

- Any payment in favor of BFCE shall be made net of all taxes, duties or fees. In the event that any legal or regulatory instruments shall oblige the Borrower to deduct taxes, duties or any fees from the sums due BFCE, the Borrower shall increase the amounts due to BFCE so that the latter shall receive in toto and on the correct date the sum it would have received in the absence of such withholding.

- Taking into account the characteristics of the methodology used for the calculation of interest in the present Loan, it is not possible to determine the Effective Global Rate at this time.
      However, as an example, in order to conform with the provisions of Law No. 66.1010 of December 28, 1966, and with decree No. 85944 of September 4, 1985, it is hereby indicated that taking into account a commitment fee calculated as described hereinafter on the amount of FF 100,000,000:

      - for a fixed rate drawdown of FF 100,000,000 for the period from 02/19/97 to


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      03/19/97 the rate for the Borrower would increase to 3.4125% per annum, resulting in an Effective Global Rate for the present Loan, all interest, fees and commissions included to 3.59% per annum.

      - for a fixed rate drawdown in USD for the countervalue of FF 100,000,000 for the period from 02/19/97 to 03/19/97 the rate for the Borrower would increase to 5.475% per annum, resulting in an Effective Global Rate for the present Loan, all interest, fees and commissions included to 5.78% per annum.


ARTICLE 6 - COMMITMENT FEE - FLAT FEE

For the entire duration of the present agreement, as of the date of its execution, BFCE shall receive a commitment fee of 0.0625% per annum, calculated on the basis of a 360 day year, i.e. FF 62,500.

For its closing fees in the present agreement the Bank shall receive, upon execution, a flat fee of FF 10,000.

ARTICLE 7 - LATE PAYMENT INTEREST - CAPITALIZATION

Any sums not paid at their normal or early maturity shall accrue interest by law at the average weighted money market rate on a day to day basis increased by 1.5% per annum starting from the



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said due date. The same shall apply to all expenses and disbursement advanced by
BFCE on the occasion of the present transaction for any reason or purpose whatsoever.

Interest shall be converted to principal if due and outstanding for an entire year in accordance with article 1154 of the Civil Code.

ARTICLE 8 - COMMUNICATIONS FROM THE BORROWER

For as long as the Borrower shall be a debtor of BFCE or may be so by virtue of the present agreement, he shall:

- send BFCE, each year, a certified copy of his latest financial statements (balance sheet and profit and loss statements) finally approved and certified as well as the minutes of his Ordinary and Extraordinary General Meetings of Shareholders as well as of all auditor's reports;

- inform BFCE within a period of fifteen days of any fact that may seriously affect the amount or value of its assets or significantly increase the value of its liabilities;

- inform BFCE within a period of fifteen days of any changes of more than 10% in the distribution of its stock.


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ARTICLE 9 - COVENANTS

The Borrower hereby declares:

-     that it is a company duly incorporated;

- that as of the date of execution of these presents there is no event of acceleration or threat thereof in the sense of the present agreement;

- that there is not now nor has there ever been an event of suspension of payments, of reorganization or liquidation;

- that there is no litigation or claim pending against it or, to its knowledge, any threat of litigation or claim that could result in a substantial deterioration of its financial situation;

- that it is not currently late in the payment of any sum due for direct or indirect taxes, equalization taxes or any other sum due to social services organizations for any reason whatsoever;

ARTICLE 10 - ACCELERATION

In case of the occurrence of any of the following events:

- the Borrower does not make a payment due under the present agreement on the due date;

- interest and commissions on the present Loan become subject to taxes or duties of any kind to which they are not currently subject, unless the Borrower should settle such new


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      fiscal charge so that BFCE is not exposed to any detriment in this respect;

- the Borrower does not fulfil any of his other obligations or does not respect any of the other provisions of the present agreement and such default is not cured within ten days after remittance by BFCE of a notification by certified mail with return receipt to the Customer;

-     the Borrower has made an incomplete or inaccurate statement;

- any other borrowing or loan granted to the Borrower by BFCE or any of its other creditors becomes immediately due and payable;

- all or part of the Borrower's real estate property becomes the subject of an attachment or of the registration of a judicial lien;

- the Borrower becomes the subject of a judgment decreeing a general assignment of its business or pronouncing its liquidation;

- total cessation of business; dissolution; merger; divestment; partial capital injection by the Borrower;

- arrival in the capital of PUBLICIS SA of a shareholder other than its current shareholders or those of its affiliate companies, obtaining a substantial minority position such as to block decisions;

BFCE may, by certified mail, demand, if it so wishes, the early repayment of the Loan which will then become immediately due and payable by law in principal and interest without any further formality or court judgment.


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ARTICLE 11 - APPLICABLE LAW AND JURISDICTION

All litigation resulting from these presents shall be brought before the Paris Courts. For its execution and interpretation, the present agreement is subject to French law.


Made in Paris, on May 2, 1997
in two authentic copies




(signed)                            (signed)
The Borrower                        BFCE
                                    Banque Francaise du Commerce Exterieur